MILLBANK DARTMOOR PORTSMOUTH LLC

CODE OF ETHICS

Policies and Procedures

Fiduciary Standards and Compliance with the Federal Securities Laws

At all times, MDP and its Supervised Persons must comply with the spirit and the letter of the Federal Securities Laws and the rules governing the capital markets. The CCO administers the Code of Ethics (or the ‘Code’). All questions regarding the Code should be directed to the CCO. Supervised Persons must cooperate to the fullest extent reasonably requested by the CCO to enable (i) MDP to comply with all applicable Federal Securities Laws and (ii) the CCO to discharge their duties under the Manual.

All Supervised Persons will act with competence, dignity, integrity, and in an ethical manner, when dealing with Clients, the public, prospects, third-party service providers and fellow Supervised Persons. Supervised Persons must use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, trading, promoting MDP’s services, and engaging in other professional activities.

We expect all Supervised Persons to adhere to the highest standards with respect to any potential conflicts of interest with Clients. As a fiduciary, MDP must act in its Clients’ best interests at all times. Neither MDP, nor any Supervised Person should ever benefit at the expense of any Client. Notify the CCO promptly about any practice that creates, or gives the appearance of, a material conflict of interest.

Supervised Persons are generally expected to discuss any perceived risks, or concerns about MDP’s business practices, with their direct supervisor. However, if a Supervised Person is uncomfortable discussing an issue with their manager, or if they believe that an issue has not been appropriately addressed, they should bring the matter to the CCO’s attention.

Reporting Violations

Improper actions by MDP or its Supervised Persons could have severe negative consequences for MDP, its Clients, and its Supervised Persons. Impropriety, or even the appearance of impropriety, could negatively impact all Supervised Persons, including people who had no involvement in the problematic activities.

A Supervised Person must promptly report any improper or suspicious activities, including any suspected violations of the Code of Ethics, to the CCO. Issues can be reported to the CCO in person, or by telephone, email, or written letter. Reports of potential issues may be made anonymously. Any reports of potential problems will be thoroughly investigated by the CCO, who will report directly to the CEO on the matter. Any problems identified during the review will be addressed in ways that reflect MDP fiduciary duty to its Clients.

A Supervised Person’s identification of a material compliance issue will be viewed favorably by the Company’s senior executives. Retaliation against any Supervised Person who reports a violation of the Code of Ethics in good faith is strictly prohibited and will be cause for corrective action, up to and including dismissal. If a Supervised Person believes that he or she has been retaliated against, he or she should notify the CEO directly.

Violations of this Code of Ethics, or the other policies and procedures set forth in the Manual, may warrant sanctions including, without limitation, requiring that personal trades be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, suspending personal trading rights, imposing a fine, suspending employment (with or without compensation), making a civil referral to the SEC, making a criminal referral, terminating employment for cause, and/or a combination of the foregoing. Violations may also subject a Supervised Person to civil, regulatory, or criminal sanctions. No Supervised Person will determine whether he or she committed a violation of the Code of Ethics or impose any sanction against himself or herself. All sanctions and other actions taken will be in accordance with applicable employment laws and regulations. If the CCO determines that a material violation of this Code of Ethics has occurred, the CCO will promptly report the violation, and any association action(s), to MDP senior management.

Distribution of the Code and Acknowledgement of Receipt

MDP will distribute this Manual, which contains the Company’s Code of Ethics, to each Supervised Person upon the commencement of employment, annually, and upon any change to the Code of Ethics or any material change to another portion of the Manual.

All Supervised Persons must acknowledge that they have received, read, understood, and agree to comply with MDP policies and procedures described in this Manual, including this Code of Ethics, upon commencement of employment, annually, and following any material change to the Manual.

Conflicts of Interest

Conflicts of interest may exist between various individuals and entities, including MDP, Supervised Persons, and current or prospective Clients. Any failure to identify or properly address a conflict can have severe negative repercussions for MDP, its Supervised Persons, and/or Clients. In some cases, the improper handling of a conflict could result in litigation and/or disciplinary action.

MDP policies and procedures have been designed to identify and properly disclose, mitigate, and/or eliminate applicable conflicts of interest. However, written policies and procedures cannot address every potential conflict, so Supervised Persons must use good judgment in identifying and responding appropriately to actual or apparent conflicts.

In some instances, conflicts of interest may arise between Clients. Responding appropriately to these types of conflicts can be challenging and may require robust disclosures if there is any appearance that one or more Clients have been unfairly disadvantaged. Supervised Persons should notify the CCO promptly if it appears that any actual or apparent conflict of interest between Clients has not been appropriately addressed.

Personal Securities Transactions

As a matter of general policy, Supervised Persons are prohibited from trading for their personal accounts any SPDR S&P 500 ETF (SPY), S&P 500 Index (SPX) or E-Mini S&P 500 Future Contract, any other security traded in MDP’s client managed accounts and mutual fund(s) or any individual stock. Supervised Persons are prohibited from acquiring Beneficial Interest of any Initial Public Offerings and Limited/Private Offerings. Supervised Persons may buy open-ended mutual funds or any ETF not mentioned above. No Supervised Person may participate in an IPO. Private Equity investments require pre-approval from the CCO.

Reporting

Supervised Persons are required to submit:

•	Initial holdings report(s) to the CCO no later than 10 days after the person becomes an Access Person. An Access Person will then be responsible for submitting to the CCO their subsequent holdings report(s) annually as of December 31st thereafter insofar as the person remains an Access Person. Such holdings reports must be current as of a date no more than 45 days prior to the date the report was submitted.
•	Quarterly securities transaction reports to the CCO which include, at minimum, all transactions during the quarter.

Disclosure of the Code of Ethics

MDP will describe its Code of Ethics in Part 2A of Form ADV and, upon request, furnish Clients with a copy of the Code of Ethics. All Client requests for MDP Code of Ethics should be directed to the CCO.